Exhibit 99.7

EXECUTION VERSION

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT (this “Agreement”) is entered into as of June 4, 2020.

BETWEEN

HT Retail Licensing, LLC (the “Licensor”),

- and –

1252240 B.C. LTD. (the “Seller”),

- and –

1251881 B.C. LTD. (“NewCo”),

- and –

Red White & Bloom Brands Inc. (the “Purchaser”)

RECITALS:

A.  NewCo holds the NewCo Intellectual Property Rights (as defined herein) related to the sale and manufacture of cannabis products.

B.  The Seller is the owner of record of all of the issued and outstanding common shares in the authorized share structure of NewCo (the “NewCo Shares”).

C. The Seller desires to sell the NewCo Shares to the Purchaser and the Purchaser desires to purchase the NewCo Shares from the Seller, upon and subject to the terms and conditions set forth in this Agreement (the “Acquisition”).

D.  The Seller and the Purchaser intend that the Acquisition be effected by way of a three- cornered amalgamation (the “Amalgamation”) between NewCo, the Purchaser, 1252034 B.C. Ltd., being a newly incorporated wholly-owned subsidiary of the Purchaser, (“AcquireCo”) pursuant to Section 269 of the Business Corporations Act (British Columbia) on the terms set out in this Agreement and the Amalgamation Agreement (as defined herein), subject to any amendments or variations made in accordance with the provisions of this Agreement and the Amalgamation Agreement.

E.The sole director of NewCo (the “NewCo Board”) has determined that the Acquisition to be effected by way of the Amalgamation is advisable and in the best interests of NewCo.

F. Each of the NewCo Board and the Seller has approved the transactions contemplated by this Agreement.

G.  The board of directors of the Purchaser (the “RWB Board”) has unanimously determined that the Acquisition to be effected by way of the Amalgamation is advisable and in the best interests of the Purchaser.

H.  The RWB Board has approved the transactions contemplated by this Agreement.

I.  Concurrently with the closing of the Amalgamation, the Seller and the Purchaser intend to enter into the Lock-Up Agreement (as defined below) to govern certain obligations and restrictions with respect to the disposition of the Consideration Shares (as defined below) by the Seller.

NOW  THEREFORE, in  consideration  of  the premises  and the covenants  and agreements contained in this Agreement (the receipt and sufficiency of which are hereby acknowledged), the parties to this Agreement (each, a “Party” and together, the “Parties”) agree as follows:

ARTICLE 1

DEFINITIONS, INTERPRETATION AND EXHIBITS

1.01     Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

“AcquireCo” has the meaning ascribed thereto in the recitals.

“AcquireCo Shares” means the common shares in the authorized share structure of AcquireCo.

“Acquisition” has the meaning ascribed thereto in the recitals.

“Amalco” means the company which will continue upon the Amalgamation.

“Amalco Shares” means common shares in the authorized share structure of Amalco, having the rights, privileges, conditions and restrictions described in the Articles of Amalgamation appended to the Amalgamation Agreement.

“Amalgamation” has the meaning ascribed thereto in the recitals.

"Amalgamation Affidavits" means the affidavits of a director or officer of each of AcquireCo and NewCo required under the provisions of Section 277 of the BCBCA.

“Amalgamation Agreement” means  the agreement between  the Purchaser, AcquireCo  and NewCo in relation to the Amalgamation, dated the Effective Date, substantially in the form attached hereto as Exhibit “A”, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms and the terms hereof.

“Amalgamation Application” means the Form 13 - Amalgamation Application prescribed by the BCBCA to be completed and filed jointly by NewCo and AcquireCo with the Register of Companies under the BCBCA substantially in the form attached to the Amalgamation Agreement as Appendix II, giving effect to the Amalgamation upon and subject to the terms of this Agreement and the Amalgamation Agreement.

“Applicable Securities Laws” means, with respect to any Person, any and all applicable securities Laws of the province of British Columbia and the respective rules and regulations under such Laws together with applicable published instruments, notices and orders of the Securities Authorities, and, other than with respect to opinions required under Section 4.02(b)(vii), the applicable rules and policies of the CSE.

“BCBCA” means the Business Corporations Act (British Columbia).

“Certificate of Amalgamation” means the certificate of amalgamation to be issued by the Registrar of Companies under the BCBCA in respect of the Amalgamation in accordance with Section 281 of the BCBCA following the filing of the Amalgamation Application.

“Closing” means the completion of the Acquisition pursuant to this Agreement.

“Closing Date” has the meaning ascribed thereto in Section 4.01.

“Completion Deadline” means June 15, 2020 or such later date as may be mutually agreed by the Parties in writing.

“Confidential Material” means any documents, data or other information, whether communicated in writing or verbally which is confidential to a Party, and whether protected by the Licensor’s Intellectual Property Rights and the NewCo Intellectual Property Rights, in the case of the Licensor, including information that is disclosed by a Party and which is identified by a Party as “Confidential”, but does not include information in respect of which it can be established by the receiving Party (the “Receiving Party”) that the information  (a) was already known to the Receiving Party at the time of disclosure, (b) was generally available to the public or otherwise part of the public domain at the time of its disclosure, (c) became generally available to the public or otherwise part of the public domain after its disclosure to the Receiving Party through no act or omission of the Receiving Party, (d) was disclosed to the Receiving Party by a third party who was not known  to  the Receiving Party (after reasonable inquiry) to  have obligations  restricting disclosure of such information, or (e) was independently developed by the Receiving Party without any use of Confidential Material of the Licensor. Confidential Material includes, but is not limited to, with respect to any of a Party or any affiliates of such Party, (i) identity or other details of customers, suppliers, services providers, vendors, and others; (ii) marketing methods, strategies, contract terms, pricing, margin or cost information; (iii) services, products, software, technology, developments, improvements and methods of operation; (iv) results of operations, financial condition, projected financial performance, sales performance, profit performance and financial requirements; (v) business plans, models or strategies and the information contained therein; (vi) sources, leads or methods of obtaining new business; (vii) cultivation relationships, varieties or strains of cannabis used, terpenoid formulations, recipes or other details related to cannabis inputs and ingredients used in cannabis products; (viii) methods, vendors, technology solutions and other details related to harvesting, drying, curing, grinding, rolling, extraction, formulation, filling, testing, packaging, labelling and any other aspects of manufacturing cannabis products; (ix) methods, vendors, technology solutions and other details related to distributions, tracking, stocking, storing, promoting, retailing and other aspects of the supply chain between manufacturing cannabis products and retail sale of cannabis products, and any documents or details related to any of the foregoing examples of Confidential Material or to other Confidential Material.

“Consideration Shares” means an aggregate of 13,500,000 RWB Shares.

“CSE” means the Canadian Securities Exchange.

“Effective Date” means the effective date of the Amalgamation shown on the Certificate of Amalgamation.

“Effective Time” means the Effective Time as defined in the Amalgamation Agreement.

“Encumbrance” includes any hypothec, mortgage, pledge, assignment, charge, lien, claim, security interest, right to possession, occupancy right, easement, servitude, encroachment, license, right of first refusal, covenant, voting trust or agreement, restriction, royalty, levy, adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, direct or indirect, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Governmental Entity” means:

(a) any international, multinational, supranational, national, federal, provincial, state, regional, municipal, local or other government, governmental, quasi-governmental, administrative body, authority or public department with competent jurisdiction exercising legislative, judicial, regulatory or administrative functions of or pertaining to international, multinational, supranational, national, federal, provincial, state, regional, municipal, local or other government, including any central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, minister, cabinet, governor-in council, ministry, agency or instrumentality, domestic or foreign;

(b)  any subdivision or authority of any of the above;

(c)  any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or

(d)  any securities exchange.

“Hightimes Licensing Agreements” means the Product Licensing Agreement and the Retail Licensing Agreement.

“Intellectual Property Rights” means all industrial and other intellectual property rights comprising or relating to (a) trademarks, trade dress, trade and business names, brand names, logos, design rights, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing; (b) internet domain names registered by any authorized private registrar or governmental authority, web addresses, web pages, website and URLs; (c) works of authorship, expressions, designs and industrial design registrations, whether or not copyrightable, including copyrights and copyrightable works, software and firmware, data, data files, and databases and other specifications and documentation; (d) inventions, discoveries, trade secrets, business and technical information, know-how, databases, data collections, patent disclosures and other confidential or proprietary information; (e) plant or fungal varieties, strains or cultivars; and (f) all industrial and other intellectual property rights, and all rights, interests and protections that are associated with, equivalent or similar to, or required for the exercise of, any of the foregoing, however arising, in each case whether registered or unregistered, such registered rights including patent, registered plant breeders’ rights, trademark, industrial design, copyright, Plant Varieties Protection Act registrations and including all registrations and applications for, and renewals or extensions of, such rights or forms of protection under the applicable Law of any jurisdiction in any part of the world.

“Laws” means any laws, including, without limitation, supranational, national, provincial, state, municipal and local civil, commercial, banking, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, codes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, bylaws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other legal requirements of any Governmental Entity or arising under the common law or principles of law or equity, and the term “applicable” with respect to such Laws in the context that refers to any Person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Entity having  jurisdiction over such person or its business, undertaking, property or securities.

“Lock-Up Agreement” means the lock-up agreement dated the Effective Date and made between the Purchaser and the Seller.

“Lock-Up Restriction” has the meaning ascribed thereto in Section 2.01(b).

“Locked-Up Shares” has the meaning ascribed thereto in Section 2.01(b).

“NewCo Board” has the meaning ascribed thereto in the recitals.

“NewCo Intellectual Property Rights” means the Intellectual Property Rights held by NewCo and that are licensed to NewCo by the Licensor pursuant to the Retail Licensing Agreement and the Product Licensing Agreement.

“Party” means each of the parties to this Agreement individually, and collectively, the “Parties”.

“Person” shall mean and include an individual, a partnership, a limited partnership, a limited liability partnership, a joint venture, a corporation, a limited liability company, an association, a trust, an unincorporated organization, a group and a Governmental Entity.

“Product Licensing Agreement” means the product licensing agreement between the Licensor and NewCo, attached hereto as Exhibit “C”.

“Purchase Price” means $15,000,000.

“Regulatory Approval” means any approval, consent, waiver, permit, order or exemption from any Governmental Entity having jurisdiction or authority over any Party which is required or advisable to be obtained in order to permit the transactions set out herein to be effected and “Regulatory Approvals” means all such approvals, consents, waivers, permits, orders or exemptions.

“Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other Persons acting on behalf of such Person.

“Retail Licensing Agreement” means the retail licensing agreement between the Licensor, Trans- High Corporation and NewCo, attached hereto as Exhibit “B”.

“RWB Board” has the meaning ascribed thereto in the recitals.

“RWB Public Documents” has the meaning ascribed thereto in Section 3.04(d).

“RWB Shares” means common shares in the authorized share structure of the Purchaser.

“Securities Authorities” means, collectively, the applicable securities regulatory authorities in the provinces and territories of Canada, as the context requires.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Top-Up Special Warrants” means the top-up special warrants of the Purchaser that accompany the Consideration Shares upon completion of the Amalgamation and which are automatically exercisable into RWB Shares in the circumstances set forth in Section 5.01(b).

“Top-Up Special Warrant Shares” has the meaning ascribed thereto in Section 5.01(b).

“VWAP Period” has the meaning ascribed thereto in Section 5.01(b).

1.02     General

(i)        Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the exhibits attached hereto and not to any particular article, section or other portion hereof and include any agreement, exhibit, schedule or instrument supplementary or ancillary hereto or thereto.

(ii)       Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word Person and all words importing Persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

(iii)      Date for any Action

If the date on which any action is required to be taken hereunder by any Party is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

(iv)      Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

(v)       Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of the United States, and “$” refers to United States dollars.

(vi)      Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the Parties waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

(vii)     Knowledge

In this Agreement, any reference to the knowledge of any Party means to the best of the knowledge, information and belief of the Party after making reasonable investigation regarding the relevant matter.(viii)    Exhibits

The following exhibits are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Exhibit                  Matter

Exhibit “A”            Amalgamation Agreement

Exhibit “B”             Retail Licensing Agreement

Exhibit “C”            Product Licensing Agreement

ARTICLE 2

THE AMALGAMATION

2.01     Amalgamation

(a)  The Seller and the Purchaser agree that the Amalgamation will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and as more fully set forth in the Amalgamation Agreement, including, without limitation, as follows:

(i)At the Effective Time, AcquireCo and NewCo shall be amalgamated and shall continue as one company, being Amalco, pursuant to the provisions of Section 279 of the BCBCA.

(ii)  At the Effective Time:

(A)  each of the NewCo Shares issued and outstanding immediately prior to the Effective Time shall be exchanged by the Seller for one (1) fully paid and non-assessable Consideration Share and one (1) Top- Up Special Warrant;

(B)  each issued and outstanding Newco Share held by the Purchaser as a result of the exchange of Newco Shares for Consideration Shares and Top-Up Special Warrants (as herein defined) pursuant to Section 2.01(ii)(A) will be immediately exchanged for one (1) fully paid and non-assessable Amalco Shares; and

(C)  each issued and outstanding AcquireCo Share held by the Purchaser will be exchanged for one (1) fully paid and non-assessable Amalco Share.

(b)  The Seller agrees that 4,500,000 of the Consideration Shares issuable to the Seller on the Effective Date (the “Locked-Up Shares”) will be subject to a contractual restriction on resale (the “Lock-Up Restriction”), pursuant to which the Seller will agree not to sell, deal in, assign, transfer in any manner whatsoever, or agree to sell, deal in, assign or transfer in any manner whatsoever any of the Locked-Up Shares so issued for a period of 60 days from and including the Effective Date, except as may be required by reason of the dissolution or bankruptcy of the Seller, until released in accordance with the terms of the Lock-Up Agreement. The Seller further acknowledges and agrees that the Locked-Up Shares will bear legends reflecting the Lock-Up Restriction.

(c)  Fractional Consideration Shares will not be issued under the Amalgamation, and no cash payment or other form of consideration will be payable in lieu thereof. Where the aggregate number of Consideration Shares to be issued to the Seller under the Amalgamation would result in a fraction of a Consideration Share being issuable, the number of Consideration Shares to be issued to the Seller will be rounded down to the next whole number.

2.02     Effecting the Amalgamation

The Parties agree to effect the Amalgamation under the BCBCA pursuant to the terms and conditions set out in this Agreement and the Amalgamation Agreement. On or before the date immediately prior to the Effective Date, the Amalgamation Affidavits shall be deposited at the records office of AcquireCo and NewCo, respectively, and AcquireCo and NewCo shall jointly complete and file the Amalgamation Application with the Registrar of Companies and deliver such other documents as may be required to give effect to the Amalgamation.

2.03     Announcements and Shareholder Communications

No Party shall issue any press release or otherwise make public announcements with respect to this Agreement, the Amalgamation or the transactions contemplated hereby without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall be subject to the Purchaser’s overriding obligation to make any disclosure required under applicable Law.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.01     Representations and Warranties Relating to the Licensor

The Licensor represents and warrants to the Purchaser that:

(a) the Licensor has been duly incorporated or formed under the applicable laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted;

(b)   the Licensor has full right, power and authority to enter into this Agreement;

(c)  the Licensor has full right, power and authority  to enter into the Hightimes Licensing Agreements and to complete the transactions contemplated thereunder, in particular to grant the rights and licenses granted thereunder;

(d)   this Agreement constitutes a valid and legally binding obligation of the Licensor, enforceable against the Licensor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court;

(e)  the Hightimes Licensing Agreements constitute valid and legally binding obligations of the Licensor, enforceable against the Licensor in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(f)    to the Licensor’s knowledge, any practice or other use by NewCo of the NewCo Intellectual Property Rights as granted by Licensor under the Hightimes Licensing Agreements will not violate, misappropriate or otherwise infringe the Intellectual Property Rights or other rights of any third party.

3.02     Representations and Warranties Relating to the Seller

The Seller represents and warrants to the Purchaser that:

(a)  the Seller has been duly incorporated or formed under the applicable laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted;

(b)   the Seller is the legal and beneficial owner of the NewCo Shares free and clear of all Encumbrances;

(c)  the Seller has full right, power and authority to enter into this Agreement and to complete the transactions contemplated hereunder;

(d) this Agreement constitutes a valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court;

(e) there is no contract, option or any other right of another party binding upon or which at any time in the future may become binding upon the Seller to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the NewCo Shares other than pursuant to the provisions of this Agreement; and

(f) to the Seller’s knowledge, neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated by this Agreement will result in the violation of:

(i) any contract (written or oral) or other instrument to which the Seller is a party or by which the Seller is bound, or

(ii) any Laws in respect of which the Seller must comply.

3.03     Representations and Warranties Relating to NewCo

The Seller and NewCo jointly and severally represent and warrant to the Purchaser that:

(a) NewCo has been duly incorporated or formed under the applicable laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted;

(b)  NewCo has full right, power and authority to enter into this Agreement and to complete the transactions contemplated hereunder;

(c)  NewCo has full right, power and authority to enter into the Hightimes Licensing Agreements and to complete the transactions contemplated thereunder;

(d) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder and thereunder have been properly authorized by all necessary corporate action on the part of NewCo;

(e)  this  Agreement  constitutes  a valid  and  legally binding obligation  of NewCo, enforceable against NewCo in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court;

(f)  the Hightimes Licensing Agreements constitute valid and legally binding obligations of NewCo, enforceable against Newco in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court;

(g) there is no action or proceeding pending or threatened against it before any court, administrative body or other tribunal which would have an adverse material effect on its ability to perform its obligations hereunder or under the Hightimes Licensing Agreements;

(h) as of the Effective Date, NewCo has not been and it is not currently subject to any bankruptcy event or insolvency, liquidation or dissolution for the benefit of its creditors or otherwise and NewCo is able to satisfy its liabilities as they become due;

(i) to NewCo’s knowledge, neither the entering into and the delivery of this Agreement or the Hightimes Licensing Agreements, nor the completion of the transactions contemplated by this Agreement or the Hightimes Licensing Agreements will result in the violation of:

(i)    any contract (written or oral) or other instrument to which NewCo is a party or by which NewCo is bound, or

(ii) any Laws in respect of which NewCo must comply;

(j)  to NewCo’s knowledge and belief, NewCo has all necessary rights in and to the NewCo Intellectual Property Rights to practice the NewCo Intellectual Property Rights; and

(k)  to NewCo’s knowledge and belief, any practice  or other use of  the NewCo Intellectual Property Rights as contemplated by the Hightimes Licensing Agreements will not violate, misappropriate or otherwise infringe the Intellectual Property Rights or other rights of any third party.

OTHER THAN AS SPECIFICALLY EXPRESSED IN THIS AGREEMENT, NEWCO MAKES NO REPRESENTATIONS, CONDITIONS, OR WARRANTIES, EITHER EXPRESS OR IMPLIED, WITH RESPECT TO THE NEWCO INTELELCTUAL PROPERTY RIGHTS. ALL NEWCO INTELLECTUAL PROPERTY RIGHTS WERE MADE AVAILABLE TO NEWCO BY THE PRODUCT LICENSING AGREEMENT AND THE RETAIL LICENSING AGREEMENT STRICTLY ON AN “AS IS” BASIS. NEWCO SPECIFICALLY DISCLAIMS, WITHOUT LIMITATION, ANY AND ALL IMPLIED WARRANTY, CONDITION, OR REPRESENTATION THAT THE SUBJECT MATTER OF THE NEWCO INTELLECTUAL PROPERTY RIGHTS RESPONDS TO A PARTICULAR DESCRIPTION, IS OF MERCHANTABLE QUALTY, IS FIT FOR A PARTICULAR PURPOSE OR IS DURABLE FOR A REASONABLE PERIOD OF TIME.

3.04     Representations and Warranties Relating to the Purchaser

The Purchaser represents and warrants to the Seller that:

(a) each of the Purchaser and AcquireCo has been duly incorporated or formed under the applicable Laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate power and capacity to own its property and assets and to carry on its business as currently owned and conducted;

(b)  the authorized share structure of the Purchaser consists of an unlimited number of RWB Shares, of which there are 132,807,686 issued and outstanding on the date hereof; an unlimited number of preferred shares, of which there are nil issued and outstanding on the date hereof; an unlimited number of Series 1 convertible preferred shares, of which there are 3,181,250 issued and outstanding on the date hereof; and an unlimited number of Series 2 convertible preferred shares, of which there are 108,726,349 issued and outstanding on the date hereof.

(c)  The Consideration Shares to be issued pursuant to the Acquisition will be, upon issuance, validly issued as fully paid and non-assessable shares.

(d)  to the knowledge of the Purchaser, the Purchaser has filed all documents or information required to be filed by it under Applicable Securities Laws since January 1, 2019  (the “RWB Public Documents”). None of the RWB Public Documents, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All of the RWB Public Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of Applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by Securities Authorities or similar securities regulatory authorities. All of the RWB Public Documents are publicly available on SEDAR. RWB has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential;

(e)  the Purchaser is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the CSE. The Purchaser is not subject to any cease trade or other order of the CSE, any Securities Authority, and, to the knowledge of the Purchaser, no investigation or other proceedings involving RWB that may operate to prevent or restrict trading of any securities of RWB are currently in progress or pending before the CSE or any Securities Authority;

(f) the Purchaser is a reporting issuer not in default under the securities laws of the Provinces of Ontario and British Columbia;

(g)  except with respect to the Locked-Up Shares which shall be subject to the terms and restrictions on disposition set forth in the Lock-Up Agreement and following the resumption of trading of the RWB Shares on the CSE on June 5, 2020, the RWB Shares to be issued in connection with the transactions contemplated herein (which, for the avoidance of doubt, includes the Consideration Shares and the Top-Up Special Warrant Shares, if any) will be listed and posted for trading on the CSE and will not be subject to any escrow, statutory hold or restricted period under Applicable Securities Laws;

(h)  the Purchaser and AcquireCo and all current directors and officers of each in the course of their respective duties, is, and at all times has been, in compliance with all applicable Laws in all material respects, applicable to the Purchaser’s and AcquireCo’s business, affairs and operations other than the Controlled Substances Act (CSA) (21 U.S.C. 811) and other federal laws in the United States that make cannabis illegal;

(i)   the Purchaser has good and sufficient power and capacity to enter into and deliver this Agreement and to complete the transactions contemplated by this Agreement;

(j)  this Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court;

(k)  neither the Purchaser nor AcquireCo has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared  bankrupt or wound up,  taken  any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any Encumbrance or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it. Neither the Purchaser nor AcquireCo is an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada); and

(l) to the Purchaser’s knowledge, neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser, will result in a violation of:

(i) the Purchaser’s or AcquireCo’s notice of articles, articles or other charter documents;

(ii)any contract (written or oral) or other instrument to which the Purchaser or AcquireCo is a party or by which the Purchaser or AcquireCo is bound, or

(iii)  any applicable Law in respect of which the Purchaser or AcquireCo must comply other than the Controlled Substances Act (CSA) (21 U.S.C. 811) and other federal laws in the United States that make cannabis illegal;

(iv)  give rise to any right of termination, amendment, acceleration or cancellation of indebtedness of the Purchaser or AcquireCo, or cause any such indebtedness to come due before its stated maturity, or cause any available credit of the Purchaser or AcquireCo to cease to be available, or cause any security interest in any assets of the Purchaser or AcquireCo to become enforceable or realizable;

(v)   give rise to any rights of first refusal or trigger any change in control provisions  or  any restriction  or limitation  under  any such  note,  bond, mortgage, indenture, contract, agreement or government grant; or

(vi)  result in the imposition of any Encumbrance upon any assets of the Purchaser or AcquireCo.

ARTICLE 4

CLOSING & CLOSING DELIVERABLES

4.01     Closing

Upon the terms and subject to the conditions set forth in this Agreement, the Closing shall take place on June 10, 2020 via electronic exchange or at the offices of Borden Ladner Gervais LLP, located at Bay Adelaide Centre, East Tower, 22 Adelaide Street West, Suite 3400, Toronto, Ontario M5H 4E3 at 12:01 a.m. (Vancouver time) or at such other time, date or place as the parties hereto shall agree in writing. Such date is herein referred to as the “Closing Date”.

4.02     Closing Conditions and Deliverables

(a)   At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(i) an officer’s certificate of the Licensor certifying and attaching (i) a certified copy of the certificate of formation, as amended, of the Seller, dated no earlier  than five (5) days prior to the date hereof, and stating that no amendments have been made to such certificate of incorporation since such date,   (ii) resolutions   of   the   Licensor   approving   the   transactions contemplated by this Agreement or any other documents in connection therewith, and   (iii) incumbency signatures of the officers signing this Agreement or any other documents in connection therewith on behalf of the Licensor;

(ii)  an officer’s certificate of the Seller certifying and attaching (i) a certified copy of the certificate of formation, as amended, of the Seller, dated no earlier  than five (5) days prior to the date hereof, and stating that no amendments have been made to such certificate of incorporation since such date, (ii) resolutions of the Seller approving the transactions contemplated by this Agreement or any other documents in connection therewith, and (iii) incumbency signatures of the officers signing this Agreement or any other documents in connection therewith on behalf of the Seller;

(iii)  an officer’s certificate of NewCo certifying and attaching (i) a certified copy of the notice of articles and articles of NewCo, dated no earlier than five (5) days prior to the date hereof, and stating that no amendments have been made to such constating documents since such date, (ii) resolutions of NewCo approving the transactions contemplated by this Agreement or any other documents in connection therewith, and (iii) incumbency signatures of the officers signing this Agreement or any other documents in connection therewith on behalf of NewCo;

(iv)   an officer’s certificate of each of the Licensor, the Seller and NewCo certifying that each of the Licensor, the Seller and NewCo have complied and performed, in all material respects, all of its covenants and other obligations under this Agreement which have not been waived by the Purchaser and that all representations and warranties of each of the

Licensor, the Seller and NewCo contained in this Agreement are true and correct in all material respects as of the Closing;

(v)  certificates of good standing (or the equivalent thereof) for the Licensor, the Seller and Newco in each entity’s jurisdiction of organization;

(vi)  an executed copy of the Lock-Up Agreement by the Seller;

(vii) executed copies of the Amalgamation Affidavit, the Amalgamation Application and the Amalgamation Agreement by NewCo in form and substance satisfactory to the Purchaser, acting reasonably; and

(viii)  executed copies of the Hightimes Licensing Agreements.

If any of the above conditions shall not have been complied with or waived by the Purchaser, then the Purchaser may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by the Purchaser or AcquireCo. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by the Purchaser or AcquireCo of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, the Purchaser may not rely on such failure as a basis for its own noncompliance with its obligations under this Agreement.

(b)  At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller:

(i)  an officer’s certificate of the Purchaser certifying and attaching (i) a certified copy of the notice of articles and articles of the Purchaser, dated no earlier than five (5) days prior to the date hereof, and stating that no amendments have been made to such constating documents since such date, (ii) resolutions of the RWB Board approving the transactions contemplated by this Agreement or any other documents in connection therewith, and (iii) incumbency signatures of the officers signing this Agreement or any other documents in connection therewith on behalf of the Purchaser;

(ii)  an officer’s certificate of each of the Purchaser and AcquireCo certifying that each of the Purchaser and AcquireCo have complied and performed, in all material respects, all of its covenants and other obligations under this Agreement which have not been waived by the Purchaser and that all representations and warranties of each of the Purchaser and AcquireCo contained in this Agreement are true and correct in all material respects as of the Closing;

(iii)   certificates of good standing for the Purchaser and AcquireCo issued by the Registrar of Companies under the BCBCA;

(iv) evidence that the CSE shall have approved the listing thereon of the Consideration Shares to be issued pursuant to the Amalgamation as of the Effective Date and the Top-Up Special Warrant Shares after the exercise of the Top-Up Special Warrants in accordance with their terms, subject only to the satisfaction of customary listing conditions of the CSE, and the CSE shall have, if required, accepted notice for filing of all transactions of the Parties contemplated herein or necessary to complete the Amalgamation, subject only to compliance with the usual requirements of the CSE;

(v)  executed copies of the Amalgamation Affidavit, the Amalgamation Application and the Amalgamation Agreement by AcquireCo, in form and substance satisfactory to the Seller, acting reasonably;

(vi) an executed copy of the certificate representing the Top-Up Special Warrants, in form and substance satisfactory to the Seller, acting reasonably; and

(vii)  a legal opinion of counsel to the Purchaser, in form and substance satisfactory to the Seller, acting reasonably (it being understood that such counsel may rely to the extent appropriate in the circumstance: (i) as to matters of fact, on certificates of the Purchaser executed on its behalf by a senior officer of the Purchaser; and (ii) on certificates of public officials), to the effect that (subject to usual and customary assumptions and qualifications) the first trade of the Consideration Shares and the Top-Up Special Warrant Shares upon exercise of the Top-Up Special Warrants in accordance with their terms will be exempt from the prospectus requirements under the Applicable Securities Laws, subject to the conditions set out in Section 2.6 of National Instrument 45-102 – Resale of Securities.

If any of the above conditions shall not have been complied with or waived by the Seller, then the Seller may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by the Licensor, the Seller or NewCo. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by the Licensor, the Seller or NewCo  of its  obligations  under this Agreement and  if such condition(s) precedent would have been satisfied but for such default, the Seller may not rely on such failure as a basis for its own noncompliance with its obligations under this Agreement.

(c)  The respective obligations of the Parties hereto shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may be waived only by the mutual consent of the parties:

(i)   there shall be no taken under any applicable Law or by any Governmental Entity and there shall not be in force any order or decree restraining or enjoining the consummation of the Amalgamation;

(ii)  this Agreement shall not have been terminated pursuant to Article 7;

(iii) all Regulatory Approvals (including CSE approvals) and corporate approvals shall have been obtained; and

(iv) each Party shall not have entered into any transaction or contract which would have a material effect on the financial or operational condition, or the assets of each Party, excluding those transactions or contracts undertaken in the ordinary course of business without first discussing and obtaining the approval of the other Party.

If any of the above conditions shall not have been complied with or waived before the Closing Date or, if earlier, the date required for the performance thereof, then a Party may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by the Party terminating the Agreement. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by a Party of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, such defaulting Party may shall not rely on such failure as a basis for its own noncompliance with its obligations under this Agreement.

ARTICLE 5

COVENANTS

5.01     Covenants of the Purchaser

(a)  In a timely and expeditious manner, the Purchaser shall take all such actions and do all such acts and things as are specified in the Amalgamation Agreement to be taken or done by the Purchaser and/or AcquireCo, as the case may be, both before and after Closing.

(b)   If the volume weighted average price of the RWB Shares on the CSE or other recognized stock exchange or quotation system for the first 180 days following the Effective Date (such 180 day period, the “VWAP Period”) is less than CAD$1.50, then  the Top-Up  Special  Warrants  shall  automatically be exercisable into  an additional 4,500,000 RWB Shares in the aggregate (the “Top-Up Special Warrant Shares”) on the first business day following the completion of the VWAP Period.

(c)   RWB covenants and agrees that it shall use commercially reasonable efforts to maintain the listing of the RWB Shares on the CSE for a period of at least 12 months from the Effective Date.

(d)  Each of the Purchaser and AcquireCo acknowledge that it is in possession of Confidential Material concerning the Seller and its affiliates and their respective businesses and operations. Each of the Purchaser and AcquireCo shall, and shall cause their affiliates and Representatives to, treat confidentially and not disclose all or  any portion of  such Confidential Material and will use such Confidential Material solely for the purpose of consummating the transactions contemplated by this Agreement and for no other purpose; provided, that the Purchaser and AcquireCo may also use the Confidential Material for the purpose of operating their respective business in the ordinary course. Each of the Purchaser and AcquireCo acknowledge and agree that such Confidential Material is proprietary and confidential in nature and may be disclosed to their Representatives only to the extent necessary for the Purchaser to consummate the transactions contemplated by this Agreement (it being understood that Purchaser shall be responsible for any disclosure by any such Representative not permitted by this Agreement). If the Purchaser or AcquireCo or any of their affiliates or Representatives are requested or required to disclose (after the Purchaser has used its commercially reasonable efforts to avoid such disclosure and after promptly advising and consulting with the Seller about the Purchaser’s intention to make, and the proposed contents of, such disclosure) any of the Confidential Material (whether by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process), the Purchaser shall, or shall cause such affiliate or Representative, to provide the Seller with prompt written notice of such request so that the Seller may seek an appropriate protective order or other appropriate remedy. At any time that such protective order or remedy has not been obtained, the Purchaser or such affiliate or Representative may disclose only that portion of the Confidential Material which such Person is legally required to disclose or of which disclosure is required to avoid sanction for contempt or any similar sanction, and the Purchaser shall exercise its commercially reasonable efforts to obtain assurance that confidential treatment will be accorded to such Confidential Material so disclosed.

(e)   Except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement, the Purchaser shall during the period from the date of this Agreement until the earlier of the Effective Time or the time that this Agreement is terminated by its terms, unless the Seller shall otherwise agree in writing, conduct business in, and not take any action except in, the usual and ordinary course of business, and it shall use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships and it shall not, without the prior written consent of the Seller, enter into any contract in respect of its business or assets, other than in the ordinary course of business, and without limitation but subject to the foregoing, shall maintain payables and other liabilities at levels consistent with past practice, shall not engage or commit to engage in any extraordinary material transactions and shall not make or commit to make distributions, dividends or special bonuses, without the prior written consent of the Seller.

5.02     Covenants of the Licensor, the Seller and NewCo

(a)  In a timely and expeditious manner, the Seller shall take all such actions and do all such acts and things as are specified in the Amalgamation Agreement to be taken or done by the Seller and/or NewCo, as the case may be, both before and after Closing.

(b) Each of the Licensor, the Seller and NewCo acknowledge that it is in possession of Confidential Material concerning the Purchaser and its affiliates and their respective businesses and operations. Each of Licensor, the Seller and NewCo shall, and shall cause their affiliates and Representatives to, treat confidentially and not disclose all or any portion of such Confidential Material and will use such Confidential Material solely for the purpose of consummating the transactions contemplated by this Agreement and for no other purpose. Each of Licensor, the Seller and NewCo  acknowledge and  agree that  such Confidential Material is proprietary and confidential in nature and may be disclosed to their Representatives only to the extent necessary for Licensor, the Seller and NewCo to consummate the transactions contemplated by this Agreement (it being understood that the Licensor, the Seller and NewCo shall be responsible for any disclosure by any such Representative not permitted by this Agreement). If the Licensor, the Seller and NewCo or any of their affiliates or Representatives are requested or required to disclose (after the Licensor, the Seller and NewCo has used its commercially reasonable efforts to avoid such disclosure and after promptly advising and consulting with the Purchaser about the Seller’s intention to make, and the proposed contents of, such disclosure) any of the Confidential Material (whether by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process), the Seller shall, or shall cause such affiliate or Representative, to provide the Purchaser with prompt written notice of such request so that the Purchaser may seek an appropriate protective order or other appropriate remedy. At any time that such protective order or remedy has not been obtained, the Seller or such affiliate or Representative may disclose only that portion of the Confidential Material which such Person is legally required to disclose or of which disclosure is required to avoid sanction for contempt or any similar sanction, and the Seller shall exercise its commercially reasonable efforts to obtain assurance that confidential treatment will be accorded to such Confidential Material so disclosed.

(c)  Except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement, NewCo shall during the period from the date of this Agreement until the earlier of the Effective Time or the time that this Agreement is terminated by its terms, unless the Purchaser shall otherwise agree in writing, conduct business in, and not take any action except in, the usual and ordinary course of business, and it shall use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships and it shall not, without the prior written consent of the Purchaser, enter into any contract in respect of its business or assets, other than in the ordinary course of business, and without limitation but subject to the foregoing, shall maintain payables and other liabilities at levels consistent with past practice, shall not engage or commit to engage in any extraordinary material transactions and shall not make or commit to make distributions, dividends or special bonuses, without the prior written consent of the Purchaser.

5.03     Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Amalgamation Agreement.

ARTICLE 6

INDEMNIFICATION

6.01     Indemnification

(a)The Purchaser shall indemnify, defend, and hold the Licensor, the Seller and NewCo, and their respective officers, directors, agents, contractors, employees, successors, and permitted assigns harmless from and against from and against any and all damages, costs, expenses, and losses arising from or relating to any claim arising from the Purchaser’s breach of Section Error! Reference source not found. or breach the representations and warranties of the Purchaser contained in Section 3.04. This provision shall survive the expiry or termination of this Agreement.

(b) The Seller shall indemnify, defend, and hold the Purchaser and AcquireCo, and their respective officers, directors, agents, contractors, employees, successors, and permitted assigns harmless from and against from and against any and all damages, costs, expenses, and losses arising from or relating to any claim arising from the Seller’s breach of Section Error! Reference source not found. or breach of the representations and warranties of the Licensor, the Seller and NewCo contained in Sections 3.01, 3.02 and 3.03. This provision shall survive the expiry or termination of this Agreement.

ARTICLE 7

TERMINATION

7.01     Termination

This Agreement may be terminated by written notice promptly given to the other Party hereto at any time prior to the Effective Date:

(a) by mutual agreement in writing by the Parties;

(b) as set forth in Sections 4.02 (a), (b) and (c) of this Agreement; or

(c)  by any Party if the Effective Time shall not have occurred on or before the Completion Deadline, except that the right to terminate this Agreement under this Section 7.01(c) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, directly or indirectly, the failure of the Effective Time to occur by such Completion Deadline.

7.02     Effect of Termination

In the event of the termination of this Agreement as provided in Section 7.01 hereof, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of the Parties hereunder except as set forth in this Section 7.02, in addition to sections 5.01(d) and 5.02(c) all of which shall survive the termination of this Agreement. For the avoidance of doubt, nothing contained in this Section 7.02 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of any breach of this Agreement.

ARTICLE 8

ENTIRE AGREEMENT

This Agreement together with the Amalgamation Agreement sets forth the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, letters of intent or agreements in principle between the Parties.

ARTICLE 9

BINDING EFFECT; NO THIRD PARTY BENEFICIARIES

This Agreement shall be binding upon and shall enure to the exclusive benefit of the Parties and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns and nothing in this Agreement, express or implied, is intended to, nor shall it, confer in any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

ARTICLE 10

AMENDMENT

No amendment to this Agreement may be made unless agreed to by the Parties in writing.

ARTICLE 11

ASSIGNABILITY

No Party shall sell, pledge, assign or otherwise transfer its rights under this Agreement without the prior written consent of the other Party and any attempt to do so shall be void.

ARTICLE 12

WAIVER

No failure or delay by the Purchaser or the Seller in exercising any right under this Agreement or any partial exercise of any right shall operate as a waiver of such right or preclude any other or further exercise of any right under this Agreement, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

ARTICLE 13

GOVERNING LAW

This Agreement is and shall be deemed to be a contract entered into and made pursuant to the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein and shall in all respects be governed, construed, applied and enforced in accordance with said Laws.

ARTICLE 14

TIME OF THE ESSENCE

Time is of the essence in this Agreement.

ARTICLE 15

COUNTERPARTS AND DELIVERY

This Agreement may be executed in counterparts, each of which will be deemed to be an original and both of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by either Party by facsimile or by PDF via electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party.

ARTICLE 16

EXPENSES

All costs and expenses incurred in connection with this Agreement and each other agreement, document and instrument contemplated by this Agreement and the transactions contemplated by this Agreement and each other agreement, document or instrument contemplated by this Agreement shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

EXHIBIT “A” AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT made as of the      day of June, 2020

AMONG:                                     RED  WHITE &  BLOOM  BRANDS INC. a company amalgamated under the laws of British Columbia having its registered office in the City of Vancouver, British Columbia (hereinafter referred to as RWB)

AND:                                                 1252034 B.C. LTD., a company incorporated under the laws of British Columbia having its registered office in the City of Vancouver, British Columbia (hereinafter referred to as SubCo)

AND:                                                 1251881 B.C. LTD., a company incorporated under the laws of the Province of British Columbia having its registered office in the City of Vancouver, British Columbia (hereinafter referred to as NewCo)

WHEREAS RWB was incorporated under the Business Corporations Act (British Columbia) on March 12, 1980;

AND WHEREAS SubCo was incorporated on June 2, 2020 pursuant to the Business Corporations Act (British Columbia);

AND WHEREAS SubCo is a wholly-owned subsidiary of RWB;

AND WHEREAS NewCo was incorporated on June 1, 2020 pursuant to the Business Corporations Act (British Columbia);

AND WHEREAS SubCo is a wholly-owned subsidiary of 1252240 B.C. Ltd. (the “NewCo Shareholder”);

AND WHEREAS the authorized share structure of RWB consists of an (i) unlimited number of common shares without par value; (ii) an unlimited number of preferred shares; (iii) an unlimited number of Series 1 convertible preferred shares; and (iv) an unlimited number of Series 2 convertible preferred shares, of which 132,807,686 common shares, nil preferred shares, 3,181,250 Series 1 convertible preferred shares, and 198,726,349 Series 2 convertible preferred shares, are issued and outstanding as fully paid and non-assessable;

AND WHEREAS the authorized share structure of SubCo consists of an unlimited number of common shares, without par value, of which 100 common shares are issued and outstanding as fully paid and non-assessable;

AND WHEREAS the authorized share structure of NewCo consists of an unlimited number of common shares, of which ● common shares are issued and outstanding as fully paid and non- assessable;

AND WHEREAS NewCo, the NewCo Shareholder and RWB have entered into a Acquisition Agreement dated as of June ●, 2020 with respect to, among other things, the transactions contemplated herein (the “Acquisition Agreement”);

AND WHEREAS, as contemplated in the Acquisition Agreement and subject to the conditions contained therein, SubCo and NewCo, availing themselves of Section 279 of the Business Corporations Act (British Columbia), wish to amalgamate on the terms and conditions set forth herein;

AND WHEREAS there are reasonable grounds to believe that (i) Amalco (as defined below) will be able to pay its liabilities as they become due; and (ii) no creditor will be prejudiced by the Amalgamation;

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1       Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1 “Acquisition” has the meaning ascribed thereto in the Acquisition Agreement;

1.1.2 “Acquisition Agreement” has the meaning ascribed thereto in the preamble of this Agreement;

1.1.3 “Amalco” means the company which will continue upon the Amalgamation of the Amalgamating Corporations pursuant to the Amalgamation;

1.1.4 “Amalco Common Shares” (individually, an “Amalco Common Share”) means common shares in the authorized share structure of Amalco, having the rights, privileges, conditions and restrictions described in Appendix I hereto;

1.1.5“Amalgamating Corporations” (individually, an Amalgamating Corporation) means SubCo and NewCo;

1.1.6 “Amalgamation” means the amalgamation of the Amalgamating Corporations under Section 279 of the BCBCA on the terms set forth in this Agreement;

1.1.7 “Amalgamation Affidavits” means the affidavits of a director or officer of each of SubCo and NewCo required under the provisions of Section 277 of the BCBCA;

1.1.8“Amalgamation Application” means the Form 13 - Amalgamation Application prescribed by the BCBCA effecting the Amalgamation, in the form attached hereto as Appendix II, together with any changes to that application as permitted by this Agreement or as agreed to by the Amalgamating Corporations;

1.1.9    “Amalgamation Consideration” means ● fully-paid and non-assessable RWB

Shares;

1.1.10  “BCBCA” means the Business Corporations Act (British Columbia) as now in effect and as it may be amended from time to time prior to the Effective Time;

1.1.11  “Business Day” means any day on which commercial banks are generally open for business in Vancouver, British Columbia other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under applicable laws;

1.1.12  “Certificate of Amalgamation” means the certificate of amalgamation to be issued by the Registrar of Companies in respect of the Amalgamation in accordance with Section 281 of the BCBCA;

1.1.13  “Closing Date” has the meaning ascribed thereto in the Acquisition Agreement;

1.1.14  “Effective Date” means the date shown on the Certificate of Amalgamation;

1.1.15  “Effective Time” means 12:01 a.m. (Pacific time) on the Effective Date;

1.1.16  “Issued Share Capital” means the issued share capital as determined under the

BCBCA;

1.1.17  “NewCo Shareholder” has the meaning ascribed thereto in the preamble of this

Agreement;

1.1.18 “NewCo Shares” (individually, a “NewCo Share”) means the issued and outstanding common shares in the authorized share structure of NewCo;

1.1.19  “Registrar” means the Registrar of Companies under the BCBCA;

1.1.20  “RWB Shares” (individually, an “RWB Share”) means common shares in the authorized share structure of RWB; and

1.1.21  “Tax Act” means the Income Tax Act (Canada).

1.2       Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules, Appendices and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section”, “Schedule” or “Appendix” followed by a number and/or a letter refer to the specified Article, Section, Schedule or Appendix of this Agreement. The terms

“this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Appendices hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3       Currency

All sums of money referred to in this Agreement are expressed in United States dollars.

1.4       Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5       Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

ARTICLE 2

AMALGAMATION

2.1       Amalgamation

Upon the conditions set out in this Agreement being satisfied or waived in accordance with the provisions of this Agreement and the Acquisition Agreement, including the adoption and approval by the shareholders of the Amalgamating Corporations of this Agreement, subject to the BCBCA:

(i)        the amalgamation of the Amalgamating Corporations and their continuance as one company, Amalco, under the terms and conditions prescribed in this Agreement shall be effective and irrevocable;

(ii)       the property, rights and interests of each of the Amalgamating Corporations shall continue to be the property, rights and interests of Amalco;

(iii)      Amalco shall become capable immediately of exercising the functions of an incorporated company;

(iv)      the shareholders of Amalco have the powers and the liability provided in the BCBCA;

(v)       each shareholder of the Amalgamating Corporations is bound by this

Agreement;

(vi)      Amalco will be a wholly-owned subsidiary of RWB;

(vii)     Amalco shall continue to be liable for the liabilities and obligations of each of the Amalgamating Corporations;

(viii)    any existing cause of action, claim or liability to prosecution with respect to either or both of the Amalgamating Corporations shall be unaffected;

(ix)      any legal proceeding being prosecuted or pending by or against any of the Amalgamating Corporations may be continued to be prosecuted, or its prosecution may be continued, as the case may be, by or against Amalco; and

(x)       any conviction against, or ruling, order or judgment in favour of or against, any of the Amalgamating Corporations may be enforced by or against Amalco.

SubCo and NewCo hereby agree to amalgamate and to continue as one corporation effective from the Effective Time pursuant to Section 269 of the BCBCA, on the terms and conditions set forth herein and in the Acquisition Agreement.

2.2       Effect of Amalgamation

At the Effective Time on the Effective Date the Amalgamating Corporations are amalgamated and continue as one corporation under the terms and conditions prescribed in this Agreement, and the provisions of Section 282(1) of the BCBCA shall apply. The articles of Amalco shall be as set out in Appendix I hereto.

2.3       Name

The name of Amalco shall be “[TBD before the Effective Date]”.

2.4       Registered Office

The mailing and delivery address of the registered office of Amalco shall be located at

789 West Pender Street, Suite 810, Vancouver, British Columbia V6C 1H2.

2.5       Records Office

The mailing and delivery address of the records office of Amalco shall be located at

789 West Pender Street, Suite 810, Vancouver, British Columbia V6C 1H2.

2.6       No Restrictions on Business

There shall be no restrictions on the business which Amalco is authorized to carry on or on the powers that Amalco may exercise.

2.7       Share Structure

The authorized share structure of Amalco shall consist of an unlimited number of Amalco Common Shares, without nominal or par value and without any special rights or restrictions.

2.8       Articles and Notice of Articles

The Notice of Articles shall be in the form of the notice of articles forming part of the Amalgamation Application and the Articles of Amalco shall be in the form attached as Appendix I until replaced or amended in the normal manner provided for in the BCBCA.

2.9       Completion of the Amalgamation/Filing of Documents

Subject to the other provisions of this Agreement, the Amalgamation Affidavits shall be deposited at the records office of NewCo and Subco, respectively, and NewCo and Subco shall jointly complete  and file  the  Amalgamation Application with the  Registrar  of Companies on the Closing Date and deliver such other documents as may be required to give effect to the Amalgamation.

ARTICLE 3

BOARD OF DIRECTORS AND OFFICERS

3.2       First Director

The initial director of Amalco will be the persons whose names and addresses are set out below:

Name	Prescribed Address
Michael Marchese	8820 Jane Street, Concord, Ontario L4K2M9

Such director shall hold office until the first annual meeting of shareholders of Amalco or until his successor is duly elected or appointed.

3.1       Officer

Until changed by the director of Amalco, the initial officer of Amalco shall be as follows:

Name	Office
Michael Marchese	President

ARTICLE 4

AMALGAMATING EVENTS

4.1       Treatment of Issued Shares

The following will occur and will be deemed to occur in the order set out below at the

Effective Time without any further authorization, act or formality:

4.1.1Each issued and outstanding NewCo Share shall be exchanged by the holder thereof for one fully paid and non-assessable RWB Share, entries will be made in the central securities register of NewCo to reflect the transfer of such NewCo Share to RWB, and entries will be made in the central securities register of RWB to reflect the issuance of each such RWB Share;

4.1.2Each issued and outstanding NewCo Share held by RWB as a result of the exchange of NewCo Shares for RWB Shares pursuant to Section 4.1.2 of this Agreement will be immediately exchanged for one (1) fully paid and non-assessable Amalco Common Share; and

4.1.3    Each issued and outstanding SubCo Share held by RWB will be exchanged for one

(1) fully paid Amalco Common Share.

4.2       Amalco Capital

Pursuant to Section 73 of the BCBCA, at the Effective Time, the capital of Amalco in relation to the Amalco Common shares that are issued pursuant to Section 4.1 of this Agreement will be the total of (i) the capital, determined immediately before the Effective Time, of all of the issued and outstanding NewCo Shares which are exchanged for RWB Shares pursuant to Section 4.1.1, and (ii) the capital, determined immediately before the Effective Time, of the issued and outstanding SubCo Shares which are exchanged for Amalco Shares pursuant to Section 4.1.3.

4.3       RWB Capital

Pursuant to Section 73 of the Act, at the Effective Time, the capital of RWB in relation to the RWB Shares that are issued pursuant to Section 4.1 of this Agreement will be the total capital, determined immediately prior to the Effective Time, of the issued and outstanding NewCo Shares which are exchanged for RWB Shares pursuant to Section 4.1.1.

ARTICLE 5

COVENANTS

5.1       Covenants of NewCo

NewCo covenants and agrees with SubCo and RWB that it will:

(i)        use reasonable commercial efforts to obtain the approval of the holders of NewCo Shares authorizing the Amalgamation, this Agreement and the transactions contemplated hereby in accordance with the BCBCA;

(ii)       use reasonable efforts to cause each of the conditions precedent set forth in

Sections 7.1 and 7.3 hereof to be complied with; and

(iii)      subject to the approval of the shareholders of NewCo and SubCo being obtained for the completion of the Amalgamation and subject to all applicable regulatory approvals being obtained, thereafter jointly file with SubCo the Amalgamation Application with the Registrar and such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement.

5.2        Covenants of RWB

RWB covenants and agrees with NewCo that it will:

(i)        sign a resolution as sole shareholder of SubCo in favour of the approval of the Amalgamation, this Agreement and the transactions contemplated hereby in accordance with the BCBCA;

(ii)       use reasonable efforts to cause each of the conditions precedent set forth in

Sections 7.1 and 7.2 hereof to be complied with; and

(iii)      subject to the approval of the holders of NewCo Shares being obtained for the completion of the Amalgamation, and the obtaining of all applicable regulatory approvals and the issuance of the Certificate of Amalgamation, issue that number of RWB Shares as required by Section 4.1.1 hereof.

5.3       Covenants of Subco

Subco covenants and agrees with NewCo that it will not from the date of execution hereof to the Closing Date, except with the prior written consent of NewCo, conduct any business which would prevent SubCo or Amalco from performing any of their respective obligations hereunder.

5.4       Further Covenants of Subco

SubCo further covenants and agrees with NewCo that it will:

(i)         use its best efforts to cause each of the conditions precedent set forth in

Section 7.1 hereof to be complied with; and

(ii)       subject to the approval of the holders of NewCo Shares and the sole shareholder of SubCo being obtained and subject to the obtaining of all applicable regulatory approvals, thereafter jointly file with NewCo the Amalgamation Application with the Registrar and such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

6.1       Representation and Warranty of RWB

RWB hereby represents and warrants to and in favour of NewCo and acknowledges that NewCo is relying upon such representation and warranty, that RWB is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against RWB in accordance with its terms.

6.2       Representation and Warranty of NewCo

NewCo hereby represents and warrants to and in favour of RWB and SubCo, and acknowledges that RWB and SubCo are relying upon such representation and warranty, that NewCo is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against NewCo in accordance with its terms.

6.3       Representation and Warranty of SubCo

SubCo hereby represents and warrants to and in favour of NewCo, and acknowledges that NewCo is relying upon such representations and warranty, that SubCo is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against SubCo in accordance with its terms.

ARTICLE 7

CONDITIONS PRECEDENT

7.1       General Conditions Precedent

The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived by the consent of each of the parties without prejudice to their rights to rely on any other or others of such conditions:

(i)        this Agreement and the transactions contemplated hereby, including, in particular, the Amalgamation, shall be approved by the sole shareholder of SubCo and by the sole shareholder of NewCo in accordance with the BCBCA;

(ii)       all the conditions required to close the Amalgamation set out herein and in the Acquistion Agreement being met or waived; and

(iii)      there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, including, without limitation, the Amalgamation.

7.2       Conditions to Obligations of RWB and SubCo

The obligations of RWB and SubCo to consummate the transactions contemplated hereby and in particular the issue of the RWB Shares and the Amalgamation, as the case may be, are subject to the satisfaction, on or before the Closing Date, of the conditions for the benefit of RWB set forth in the Acquisition Agreement governing the terms and conditions of the Acquisition and of the following conditions:

(i)        the acts of NewCo to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed by it and there shall have been no material adverse change in the financial condition or business of NewCo, taken as a whole, from and after the date hereof; and

(ii)       RWB and SubCo shall have received a certificate from a senior officer of NewCo confirming that the conditions set forth in Section 7.2(i) hereof have been satisfied.

The conditions described above are for the exclusive benefit of RWB and SubCo and may be asserted by RWB and SubCo regardless of the circumstances or may be waived by RWB and SubCo in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which RWB and SubCo may have.

7.3       Conditions to Obligations of NewCo

The obligations of NewCo to consummate the transactions contemplated hereby and in particular the Amalgamation are subject to the satisfaction, on or before the Closing Date, of the conditions  for the benefit of NewCo  set  forth  in  the Acquisition  Agreement governing the terms and conditions of the Acquisition and of the following conditions:

(i)        each of the acts of RWB and SubCo to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed by them and there shall have been no material adverse change in the financial condition or business of RWB or SubCo, taken as a whole, from and after the date hereof; and

(ii)       NewCo shall have received a certificate from a senior officer of RWB and SubCo confirming that the conditions set forth in Section 7.3(a) hereof have been satisfied.

The conditions described above are for the exclusive benefit of NewCo and may be asserted by NewCo regardless of the circumstances or may be waived by NewCo in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which NewCo may have.

ARTICLE 8

TERMINATION

8.1       Termination

This Agreement may be terminated by the board of directors of either Amalgamating Corporation notwithstanding the approval of this Agreement by the shareholders of both or either of the Amalgamating Corporations, at any time before the endorsement of a Certificate of Amalgamation under the BCBCA.

ARTICLE 9

GENERAL

9.1       Cooperation / Further Assurances

Each of the parties hereto agrees to cooperate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Amalgamation and the other transactions contemplated hereby. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

9.2       Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the

Province of British Columbia and the federal laws of Canada applicable therein.

9.3       Forum; Jurisdiction

The parties hereby submit to the non-exclusive jurisdiction of the competent court in the judicial district of Vancouver, Province of British Columbia for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement.

9.4       Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

9.5       Time

Time shall be of the essence of this Agreement.

9.6       Amendments

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by all parties.

9.7       Electronic Delivery

Delivery of this Agreement by email or other functionally equivalent electronic means of transmission constitutes valid and effective delivery.

[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

RED WHITE & BLOOM BRANDS INC.

Per:

         Name:

         Title:

1251881 B.C. LTD.

Per:

         Name:

         Title:

1252034 B.C. LTD.

Per:

         Name:

         Title:

APPENDIX I

TO THE AMALGAMATION AGREEMENT

ARTICLES OF AMALCO

Attached.

APPENDIX II

TO THE AMALGAMATION AGREEMENT

FORM 13 - AMALGAMATION APPLICATION

Attached.

EXHIBIT “B”

RETAIL LICENSING AGREEMENT

Attached.

B-1

RETAIL LICENSE AGREEMENT

THIS RETAIL LICENSE AGREEMENT (“Agreement”) is made and entered into this 4th day of June 2020 by and among HT Retail Licensing, LLC, a Delaware limited liability company (“Licensor”); Trans-High Corporation, a New York corporation (“Trans-High”), and 1251881 BC Ltd., a corporation incorporated under the laws of British Columbia (“Licensee”), (together, the “Parties”).

BASIC TERMS

A.        Effective Date: The date of execution of this Agreement by the Parties.

B.        Licensor: HT Retail Licensing, LLC, a wholly-owned subsidiary of Trans-High, with offices at 2110 Narcissus Ct., Venice, CA 90291 (“Licensor”).

C.        Licensee:  1251881 BC Ltd. (“Licensee”).

D.        Rights Granted (Paragraph 1.1): To the Property (as defined below) in association with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise as provided in Paragraph 1 (the “Services”).

E.        Territory (Paragraph 1.3): Jurisdictions within the State of Michigan, the State of Illinois and the State of Florida where commercial distribution, sale and use of cannabis products and services for medical or adult use markets is lawful under state law (the “Territory”); provided, that if within twelve (12) months from the Effective Date, Licensee has been unable to obtain the required licenses and permits from the state and local regulatory authorities in the States of either or both of Illinois and Florida to enable Licensee, or one of its subsidiaries or affiliates, to open retail cannabis dispensaries for medical sale, adult use sale or both (individually a “Licensed Dispensary” and collectively, the “Licensed Dispensaries”) and otherwise engage in the commercial distribution, sale and use of cannabis products and services (the “Additional Licenses”), then and in such event, the Territory shall be limited only to Michigan, and if applicable, either of the States of Illinois or Florida in which at least one Additional License has been issued to Licensee or an affiliate of Licensee. In any event all Fees described in the License Agreement Terms and Conditions (Appendix B) prior to the reduction of the scope of the Territory shall nonetheless be due and payable as provided in Appendix B.

F.        Payments (Paragraph 4.1): License Fees set forth in Paragraph 4.1.

G.        Marketing Fee (Paragraph 4.4): [REDACTED] percent of Gross Receipts to be paid directly to Licensor.

H.        Term (Paragraph 7.1): Five (5) years from the Effective Date (“Initial Term”).   This Agreement shall continue for one additional five (5) year period (“Renewal Term”), as provided in Paragraph 7 provided that Licensee is in compliance with the terms and conditions of this Agreement and upon payment of a Renewal Fee equal to ten (10%) percent of the License Fees paid  during  the  Initial  Term.  Any  renewal  after  the  Renewal  Term  shall  be  at  the  mutual

31708/000/3467746.2

agreement of Licensor and Licensee, and is deemed included in the Term. Licensee shall have the option to forego the Renewal Term by providing written notice to Licensor at least six (6) months prior to the end of the Initial Term. The Renewal Fee shall be due thirty (30) days from the end of the Initial Term.

I.         Property (Paragraph 1): Trademarks identified in Appendix A (the “Property”). Trans- High represents, warrants and covenants to Licensee that it is the owner of the world-wide intellectual property rights to the Property and for purposes of this Agreement, Trans-High has licensed the Property to Licensor to enable Licensor to sublicense to Licensee the rights set forth in this Agreement during the Initial Term and the Renewal Term.

J.         Entire Agreement: The foregoing Basic Terms, together with the License Agreement Terms and Conditions annexed as Appendix B hereto and Appendix A hereto, all of which are incorporated herein by reference, are referred to collectively as this “Agreement” and constitute the complete and entire agreement between the Parties with respect to the subject matter hereof, superseding and replacing any and all prior agreements, negotiations, communications and understandings (both written and oral) regarding such subject matter. This Agreement may only be modified, or any rights under it waived, by a written document executed by all Parties.

[remainder of this page intentionally left blank; signature page follows]

2

31708/000/3467746.2

Each party's signature below indicates its acceptance of this Agreement including the attached appendices and standard terms and conditions which are a part of this Agreement. All terms not otherwise defined shall have the meanings ascribed to them in the Standard Terms and Conditions attached hereto.

3

APPENDIX A

PROPERTY

1.The words HIGH TIMES, and any trademarks incorporating HIGH TIMES in standard character form and in the stylizations set forth in the HIGH TIMES Style Guide held by Trans-High.

The Parties agree that Appendix A may be amended from time to time in writing to i) reflect the Parties’ understanding that Licensee has the right to use the Property that is the subject of any future trademark applications/registrations in the United States licensed to or otherwise held by Licensor for the Property in association with the Services; and ii) include additional trademarks to the definition of Property.

APPENDIX B

LICENSE AGREEMENT TERMS AND CONDITIONS

License

1.1       A first “Contract Year” will run for eighteen (18) months from the execution of this Agreement, with each subsequent Contract Year running for twelve (12) months from the end of the prior Contract Year. Licensor grants Licensee the exclusive, non- sublicensable right to use the Property on and in connection with the conversion, development, operation,  advertisement  and  promotion  of  one  or  more  Licensed  Dispensaries  and  local delivery services for cannabis products, cannabis accessories and merchandise in the Territory during the Term upon the terms and conditions of this Agreement and in strict compliance with all applicable laws; provided, however, that if Licensing Fees paid to Licensor in one or more States of the Territory during any Contract Year fall below $(REDACTED ) (“Exclusivity Minimum ”), Licensee ’s rights thereafter will be non-exclusive in any such state or states, and such non-exclusivity will vest upon notice by Licensor..

1.2       Reservation of Rights. The rights granted pursuant to this Agreement are limited to the right to use the Property to develop and operate each Licensed Dispensary and local delivery service only within the Territory. Without limiting the foregoing, Licensee may not use the Property to (i) sell products through any alternative channels or methods of distribution, including, but not limited to, the internet (including mobile apps or any other existing or future form of electronic commerce) other than for the purposes of local delivery or instore  pickup  services  operated  from  IP  addresses  that  are  geotagged  to  locations  in  the Territory that are within states in which exclusivity applies and within the same state where the delivery or instore pickup is occurring (“Permitted Online Services”), except as approved in writing by Licensor, (ii) market or sell products to any person or entity for resale or further distribution, except as Licensor may designate in writing, or (iii) except as explicitly set forth in this Agreement, exclude, control or impose conditions on the development by Licensor, its affiliates, designees and licensees of additional future retail cannabis stores that are branded and identified by the Property at any time or at any location outside the Territory and, if exclusive rights are forfeited pursuant to paragraph 1.1, within the Territory, regardless of the proximity to any location operated by Licensee hereunder.

1.3       Sublicensing. Licensee shall have no right to sublicense to any third party any right licensed to it under this Agreement unless and until Licensor has consented in writing, with such consent not to be unreasonably withheld, to such third party and such sublicense and such third party has executed a sublicense agreement in form and substance reasonably acceptable to Licensor. However, Licensee shall have the right to sublicense the rights granted under this Agreement to one or more of its subsidiaries or other affiliates that is engaged in providing cannabis products in the applicable Territory and that owns and/or operates license(s) to such cannabis products in compliance with all applicable laws (including Michigan, Illinois and  Florida  state  and  local  licensing  laws)  as  may  be  required  by  state  and  local  law  to effectuate the operation of each Licensed Dispensary.

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2.         Obligations.

2.1     Commercially Reasonable Efforts.   Licensee undertakes to use its commercially reasonable efforts to establish and promote Licensed Dispensaries displaying or embodying the Property in all significant potential markets in the Territory and to perform the obligations established herein in compliance with the terms and conditions of this Agreement.

2.2.      Shelf Space and Merchandise Obligations. Licensee will devote twenty percent (20%) of the available shelf space in each Licensed Dispensary or any digital menu related to such Licensed Dispensary to cannabis and/or CBD products branded with the Property and cannabis products branded with brands selected by Licensor. Additionally, Licensee will devote no less than five (5%) percent of the total available retail space of any Licensed Dispensary  to  the  sale  of  Licensor’s  merchandise  carrying  the  Property  or  other  branding selected by Licensor (the “Licensor Merchandise”), which Licensor Merchandise is general merchandise (e.g. clothing, stickers, etc.).   No general merchandise other than Licensor Merchandise may be sold in the Licensed Dispensaries.   For avoidance of doubt, cannabis accessories (e.g. pipes, rolling papers, flower vaporizers, batteries, lighters, grinders, containers for storing cannabis, etc.) that are not branded with the Property may be sold in the Licensed Dispensaries.

2.3 Licensed Dispensaries.

(a)        Site Under Control. Licensee shall be solely responsible for purchasing or leasing the premises at which each Licensed Dispensary is located, including, but not limited to, evaluating, negotiating and entering into the purchase and sale agreement or the lease for each such Licensed Dispensary. Licensor does not make any guarantees concerning the success of any Licensed Dispensary.

(b)        Conversion. Licensee shall be solely responsible for converting, equipping and maintaining each Licensed Dispensary in compliance with all applicable laws. All Licensed Dispensaries operated by Licensee shall be branded and operated with the Property.

(c)        Maintenance. The building, equipment, fixtures, furnishing, signage and trade dress (including the interior and exterior appearance) employed in the operation of any Licensed Dispensary must be maintained solely by Licensee in a neat, clean, sanitary and safe condition  and  in  compliance  with  all  applicable  laws,  including,  but  not  limited  to,  the Americans With Disabilities Act.

(d)        Staffing. Licensee acknowledges Licensee is responsible for the control and management of each Licensed Dispensary, including, but not limited to, the hiring and discharging of employees, setting work schedules, maintaining all employment records and setting and paying wages and benefits of its employees in accordance with all applicable laws. Licensee acknowledges that Licensor has no power, responsibility or liability in respect to the hiring or discharging of employees, setting work schedules, maintaining all employment records or setting and paying of wages or related matters.   Licensee agrees to employ a team of individuals whose services shall be dedicated to the operation of each Licensed Dispensary.

(e)        Delivery Services.    If Licensee or any Licensed Dispensary desires to offer local delivery service to customers of any Licensed Dispensary, such delivery services must comply with all applicable laws. Any sales from delivery services must be included in Gross Receipts for purposes of the License Fees.

(f)        Inventory.     Licensee shall use commercially reasonable efforts to maintain an  inventory  of products,  merchandise, materials  and  supplies  that  will permit operation of each Licensed Dispensary at a commercially reasonable capacity and maintain the requirements of Section 2.2 of this Agreement.

(g)        POS System.    Licensee agrees to utilize a POS system (the “POS System”), approved by local regulatory authorities as applicable, for use in each Licensed Dispensary that includes all hardware and software necessary to accurately track, record and analyze sales, inventory, product usage and tax information in connection with the operation of each Licensed Dispensary. Licensee agrees to share data and information from the POS System concerning each  Licensed Dispensary  in  order  to  assist  Licensor and  its affiliates with forecasting demand and verifying sales.

(h)        Store  Opening  Dates.   The  first  Licensed  Dispensary to  be  operated hereunder will open to the public no later than August 31st, 2020.

(i)         Licensor Compliance.   Licensee shall use best commercial efforts to provide written notice as soon as possible to Licensor if Licensee becomes aware of any regulatory compliance obligation of Licensor with respect to operation of the Licensed Dispensary.

2.4 Marketing Opportunities

(a)          Naming and Sponsorship Opportunities. Licensee will have a right of first refusal with respect to all naming and sponsorship opportunities directly connected with events hosted, staged, or produced by Licensor or its affiliates in the State of Michigan, the State of Illinois once at least one Licensed Dispensary is open and operating in the State of Illinois, the State of Florida once at least one Licensed Dispensary is open and operating in the State of Florida. Licensor will give Licensee written notice of such naming or sponsorship opportunities, and Licensee will have three (3) business days after receipt of such notice to elect to participate in such naming or sponsorship opportunities.   Licensee thereafter will have the right to meet all material terms and conditions of any third party offer relating to such naming or sponsorship events by notifying Licensor of its intent to do so within three (3) business days after Licensor advises Licensee in writing of the terms and conditions of any such third party offer.

(b)   Marketing Support. Licensor will use best efforts to create editorial content that features Licensed Dispensaries for inclusion in the High Times magazine. Licensor or its affiliates also will create and host dedicated information pages about each Licensed Dispensary which are linked to the Store Directory section of the High Times website, and will feature Licensed Dispensaries in 4:20 Live Instagram programs at least once each calendar quarter. If Licensee timely supplies Licensor with relevant information about its weekly specials, Licensor will assist Licensee in marketing those weekly specials by sending emails or texts to participants in Licensor’s Cannabis Cup events who have supplied such contact information to Licensor or its affiliates and consented to receive such communications.

3.         Quality and Marking.

3.1       Quality of Services.   Licensee acknowledges that the Property enjoys a high reputation among consumers and that the provision of poor quality Services can adversely affect that reputation. Therefore, the Services provided by Licensee under this Agreement will be provided in accordance with quality standards and specifications as may be established by Licensor and communicated to Licensee in writing from time to time.. All Services will be provided and advertised in accordance with all applicable laws, regulations, and ordinances. Licensee  shall  be  responsible  for  obtaining  all  necessary  government  approvals,  consents, licenses and permits in connection with the provision and advertisement of the Services. Before opening any Licensed Dispensary, Licensee will provide the address and information regarding the layout of such location and submit photographs of such location to Licensor for its prior written approval. Licensee will permit or obtain permission for Licensor to inspect the physical premises where the Services are provided as part of the approval process and from time to time thereafter during the Term of this Agreement to ensure the location is suitable and that Licensee is in compliance with this Agreement.

3.2       Required Markings.   Licensee will display the Property only in such form and manner as are specifically approved in advance in writing by Licensor.   In all advertisements utilizing the Property, Licensee will include (a) an appropriate trademark notice as  designated  by  Licensor;  (b)  any  appropriate  copyright  or  design  protection  notice  as designated by Licensor; and (c) any other legends, markings or notices required by any law or regulation in the Territory or (d) any other legends, markings or notices which Licensor reasonably may request, provided such legends, markings or notices do not negatively impair the effectiveness of such advertisements. Licensee will submit representative samples of such advertisements displaying the Property for Licensor’s prior written approval.

3.3      Approvals. Any Licensor approval required in this Agreement will not be withheld unreasonably. Any approval which has not been granted in writing within fifteen (15) business days after its receipt by Licensor will be deemed to have been approved. After any approval has been given, Licensee will not make any material change in such submission without Licensor's prior written approval. If any submission is disapproved by Licensor, Licensee will not proceed with such proposed use without Licensor's prior written approval.   However, Licensor's approval will not relieve Licensee of its responsibility to see that all use conforms to applicable laws or regulations and will not mean that Licensor has determined that it does so.

3.4      Prohibited Use of Property. Licensee will not use the Property as all or a portion of a combination trademark or a corporate name, trade name or any other designation used by it to identify its business (other than as the name of a Licensed Dispensary), nor will Licensee use the Property other than as a trademark as licensed hereunder.

4.         Fees and Accounting.

4.1       License Fee. Licensee will pay a license fee to Licensor at the rate of four percent (4%) of Gross Receipts (the “License Fees”) and in accordance with the payment terms set forth below. Notwithstanding the foregoing, in any Contract Year during the Term of this Agreement: (a) for each of the States of Michigan, Illinois and Florida, until such time as the first Licensed Dispensary is opened in a State, the minimum License Fees payable to Licensor for each State shall be $(REDACTED), (b) when one or more Licensed Dispensaries are opened for business in the State of Michigan the minimum License Fees payable to Licensor shall be

$(REDACTED ) and (c) if and when one or more retail Licensed  Dispensary is opened for business in either or both of the State of Illinois and Florida the minimum License Fees payable to Licensor  shall be not less than $(REDACTED ) for each such State (each such minimum License Fee, the “Minimum Contract Year License Fee”).   For the avoidance of doubt , if the Territory shall include, in addition to Michigan with at least one Licensed Dispensary , the State of Illinois or the State of Florida with at least one Licensed Dispensary (but not both the State of Illinois and the State of Florida ), the Minimum   Contract   Year License Fee shall be $( REDACTED ) and if the Territory shall include , in addition to Michigan with at least one Licensed  Dispensary , the State of Illinois and the State of Florida with at least one Licensed Dispensary each, the Minimum Contract Year License Fee shall be as much as $(REDACTED) . The License Fees shall be paid on a quarterly basis and if the total annual License Fees are less than the applicable Minimum Contract Year License Fee, the short-fall shall be paid at the end of the fourth quarter of such Contract Year. The License Fees (including any Minimum Contract Year License Fee) shall be payable to Licensor in the manner set forth in Paragraph 4.5 below. For purposes of this Agreement, “Gross Receipts” will include all revenue derived from the sale of all products , whether or not bearing the Property , after reduction for any state or municipal taxes , sold  by Licensee   either   at Licensed   Dispensaries    or through   delivery   services associated with such Licensed Dispensaries. Gross Receipts will not be reduced to reflect non- payment by customers. In the case of sales or other transfer to an affiliate of Licensee, excluding transfers of inventory between licensed locations , whether or not invoiced , Gross Receipts will be calculated on the basis of Licensee’s quoted prices to non-affiliates unless otherwise agreed to by Licensor and Licensee in a separate agreement . Notwithstanding anything to the contrary contained herein, Licensee may at its option obtain an opinion from a tax expert on the effect of this provision under IRS Code 280E. If such tax expert determines that the License Fees are not deductible under IRS Code 280 E, Licensor and Licensee shall renegotiate the terms of this Section in order to ensure that Licensee shall be able to deduct some or all of the License Fees to the extent possible as a “cost of good sold ”; provided , however , that with respect to any amendments to this Section under such renegotiation , the economic terms of this Section shall not be renegotiated or amended.

4.2      Reports and Payments. Licensor and Licensee will agree upon the use of the METRC seed to sale tracking system, and a POS System integrated with METRC in the State of Michigan and a POS for use   at all other retail locations in other States within the Territory and for all deliveries under this Agreement and may choose to the use of an alternative POS system, at a later date, from the approved list of POS systems in each State as applicable and as provided in paragraph 2.3(g) above.   Licensee will provide weekly POS reports to Licensor and provide, upon reasonable notice, and subject to applicable privacy laws, real time viewing  access,  to  such  POS  System  for  purposes  of  determining  Gross  Receipts  due  to Licensor. Within 10 days of the end of each calendar quarter, Licensor will have the right to transfer License Fees due to Licensor to its own account via an automated clearing house (“ACH”) network mutually agreed upon by Licensor and Licensee. No Licensed Dispensary or delivery services bearing the Property will be operated by Licensee until such POS System access and ACH network withdrawal capability are established to Licensor’s satisfaction. Notwithstanding any other provision of this Agreement, any change in such POS System or ACH network made without Licensor’s written approval shall be a material default resulting in immediate termination of this Agreement, unless mandated by the regulatory authorities in any State within the territory or unless support is no longer being provided for the POS system.

4.3       Books and Records and Inspection. Licensee will maintain appropriate and accurate books of account concerning all transactions within the scope of this Agreement. Licensor will have the right, through any authorized representative of its choice, on reasonable advance notice to Licensee and at its own expense, to examine and photocopy these books of account and all other documents relating to this Agreement. If following any such examination, it is determined that additional License Fees or other amounts were due Licensor, Licensee will promptly pay such additional amounts, as well as interest accrued at the rate of ten percent (10%) per year from the date such payment was due to the date when paid, or if ten percent (10%) exceeds the amount that can be charged under the applicable state’s usury laws the maximum rate of interest permitted under applicable law. If the additional payment due to Licensor is three percent (3%) or more of the amount actually paid for the applicable period, Licensee also will promptly pay Licensor's costs incurred in connection with the examination. All books of account and records will be kept available by Licensee for at least five (5) calendar years after the calendar year to which they relate.

4.4       Marketing Commitment. Licensee will pay a marketing fee to Licensor at the rate of [redacted] of Gross Receipts (the “Marketing Fee”).

4.5       Methods of Payment.   All amounts payable by Licensee to Licensor under this Paragraph 4, including any License Fee, Minimum Contract Year License Fee and Marketing Fee (collectively, the “Fees”) are expressed in the currency of the United States of American (USD) unless otherwise indicated, and regardless of whether expressed in USD or in other currency, shall be payable in USD, and shall be payable to Licensor in cash by wire transfer ACH transfer of immediately available funds to a bank account designated by Licensor.

5.         Ownership Rights.

5.1      Property Ownership. All use of the Property by Licensee will inure to the benefit of Licensor. All rights in the Property other than those specifically granted in this Agreement are reserved by Licensor for its own use and benefit. Licensee will not, during or after the Term of this Agreement, attack Licensor's title in and to the Property or attack the validity of this license. Licensee may not, during or after the Term of this Agreement, engage in any conduct directly or indirectly that would infringe upon, harm or contest Licensor’s rights in any of the Property or the goodwill associated therewith, including any use of the Property in a derogatory, negative, or other inappropriate manner in any media, including but not limited to print or electronic media.   All specially created designs and any and all copyrights and other intangible property rights in them and in any such designs displaying the Property, will be the property of Licensor. If not created by Licensor, they will be deemed "works made for hire” for Licensor within the meaning of the U.S. Copyright Law or any other applicable industrial or intellectual property law. If they do not so qualify, all such intangible property rights will be deemed transferred to Licensor.

5.2       Registrations and Recordation. Licensee will not seek to apply for any copyright or trademark registrations for the Property without Licensor's prior written consent. Licensee will cooperate fully with Licensor in the execution, filing and prosecution of any trademark or copyright applications for the Property that Licensor may choose to file. Licensee will execute and deliver to Licensor, at any time whether during or after the Term of this Agreement, any documents which Licensor reasonably requests to confirm Licensor's ownership rights. Licensee appoints Licensor as its attorney-in-fact to sign these documents in Licensee's name and to make appropriate disposition of them, in the exceptional circumstance where Licensor requests Licensee to sign the documents and no response is received within fifteen (15) days.

5.3       Infringements. If Licensee learns of any use by any person of a trademark similar to the Property, it will promptly notify Licensor. If requested by Licensor, Licensee will join with Licensor, at Licensor's expense, in any action that Licensor, in its reasonable discretion, may deem advisable for the protection of its rights.   Licensee will have no right to take any action with respect to the Property without Licensor's prior written approval, which shall not be unreasonably witheld.

6.         Representations and Warranties, Limitations of Liability, Indemnity and

Insurance.

6.1 Licensor’s and Trans-High’s Representations, Warranties, and Covenants. Licensor and Trans-High jointly and severally represent, warrant, and covenant to Licensee that at all times during the Term:

(a)       Each has the full right, power and authority to enter into and to perform this Agreement, including to grant the rights and licenses granted under this Agreement;

(b)      This Agreement constitutes a valid and legally binding obligation of the Licensor and Trans-High, enforceable against the Licensor and Trans-High in accordance with its terms; local laws;

(c)       Each complies and will comply at all times with all applicable state and

(d)     Each will take commercially reasonable steps to protect the Property from unauthorized use in the Territory; and

(e)      No  representation,  warranty  or  other  statement  made  by  Licensor  or Trans-High  in  connection  with  this  Agreement,  or  in  any  report  or  other  communication provided by Licensor or Trans-High to Licensee in contemplation of, pertaining to or otherwise in connection with this Agreement, contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

6.2       Licensee’s Representations, Warranties, and Covenants.    Licensee represents, warrants, and covenants to Licensor and Trans-High that at all times during the Term:

(a)       It has the full right, power and authority to enter into and to perform this Agreement;

(b)       It will provide, promote and market each Licensed Dispensary in conformity in all material respects with all applicable laws, consistent with industry practices, and in such a manner that will reflect positively on the business reputation of Licensor, on the Property and the associated goodwill;

(c)       This Agreement constitutes a valid and legally binding obligation of the

Licensee, enforceable against the Licensee in accordance with its terms;

(d)       It and all others authorized by it to act on its behalf under this Agreement will comply at all times with all applicable laws; disrepute;

(e)       It will not knowingly harm the Property or bring the Property into

(f)      (i) neither it nor any of its owners, directors, officers, members, partners, shareholders, affiliates or employees (each a “Licensee Party”) is named, either directly or by an alias, pseudonym or nickname, on the lists of “Specially Designated Nationals” or “Blocked Persons” maintained by the U S Treasury Department’s Office of Foreign Assets Control currently located at www.treas gov/offices/enforcement/ofac/, (ii) it will not, and it will cause each Licensee Party not to, take any action that would constitute a violation of any applicable laws against corrupt business practices, against money laundering and/or against facilitating or supporting persons or entities who conspire to commit acts of terror against any person or entity, including as prohibited by the US Patriot Act (currently located at www.epic.org/pnvacv/terrorism/hr3162.htmll.), US Executive Order 13244 (currently located at www.treasgov/offices/enforcement/ofac/sanctions/terrorism.html) or any similar laws, and (iii) it shall immediately notify Licensor in writing of the occurrence of any event or the development of any circumstance that might render any of the foregoing representations and warranties in this subsection (e) false, inaccurate or misleading; and

(g)      No representation, warranty or other statement made by Licensee in connection with this Agreement, or in any report or other communication provided by Licensee to Licensor in contemplation of, pertaining to or otherwise in connection with this Agreement, contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

6.3       Defense and Indemnity. Each of the Parties shall defend, indemnify and hold each other   and their officers, directors, stockholders, employees, agents, attorneys, representatives, affiliates, successors and assigns (collectively, an “Indemnified Party”) harmless from and against any and all civil or criminal demands, claims, actions, causes of action, liabilities, suits, proceedings, judgments, investigations or inquiries (each such third-party action, claim or proceeding, a “Claim”), and any settlement thereof, and all related expenses, including, but not limited to, all litigation expenses, including reasonable attorneys’ fees and court costs, and settlement amounts (collectively, “Losses”), that directly or indirectly arise out of   an Indemnified Party’s activities under this Agreement including but not limited to (A) any failure to comply with any applicable law, (B) Claims based on personal injury, death or property damage; (C) a Party’s dealings or relationships with any third parties (including, without limitation, any contractors, sales agents, employees, etc.) and/or the termination of any such relationships; (D) any unauthorized use of the Property or use of the intellectual property of third parties by either party in a manner not authorized by this Agreement; (E) any breach of any Party’s representations, warranties, covenants or agreements contained herein; (F) the gross negligence or willful misconduct of either Party and/or any of its contractors; and/or (G) any tax or federal penalty related to any Licensed Dispensary and/or any business of either Party.   A Party’s indemnification obligations under this section shall not be in any way limited to or restricted by their available insurance coverage (notwithstanding Licensor’s participation in establishing the required levels of insurance coverage) or any approvals granted by Licensor. This section shall survive termination of this Agreement.

6.4     Indemnification Procedures. Except as otherwise provided in this Agreement, a Party or other person identified in Section 6.3 is entitled to indemnification hereunder (each, an “Indemnitee”) from (or, where the Indemnified Party is the Licensee, the other Parties) (in such capacity, the “Indemnitor”) pursuant to Section 6.3 with respect to a Claim shall (a) give written notice within a reasonable time to the Indemnitor of any such Claim with respect to which the Indemnitee seeks indemnification (provided, however, that failure of the Indemnitee to give such notice shall not relieve the Indemnitor from any liability which the Indemnitor may have on account of this indemnification, except to the extent that the Indemnitor is materially prejudiced thereby), and (b) permit the Indemnitor to assume the defense of such Claim with counsel reasonably satisfactory to the Indemnitee; provided, however, that any Indemnitee shall have the right to employ separate counsel and to participate in the defense of such Claim, but the fees and expenses of such counsel shall be at the expense of the Indemnitee unless (i) the Indemnitor has agreed to pay such fees or expenses, (ii) the Indemnitor shall have failed to assume the defense of such Claim and employ counsel reasonably satisfactory to the Indemnitee or (iii) in the reasonable judgment of the Indemnitee, based upon written advice of its counsel, a conflict of interest may exist between the Indemnitee and the Indemnitor with respect to such Claim which would prevent counsel from adequately representing the interests of both the Indemnitee and the Indemnitor (in which case, if the Indemnitee notifies the Indemnitor in writing that the Indemnitee elects to employ separate counsel at the expense of the Indemnitor, the Indemnitor shall not have the right to assume the defense of such Claim on behalf of the Indemnitee and the reasonable fees and expenses of counsel for the Indemnitee shall be paid by the  Indemnitor).  The  Indemnitor  shall  not,  except  with  the  prior  written  consent  of  the Indemnitee, consent or enter into to any settlement of any such Claim which involves the admission of liability on the part of the Indemnitee. The Indemnitee shall reasonably cooperate with the Indemnitor in the defense of any such Claim.

6.5       Insurance

(a)        General. Licensee, and each of its applicable operating subsidiaries, shall maintain adequate insurance at its own expense throughout the Term, and for such period as to cover the applicable statute of limitations, to cover any general liability, product liability and advertising injury liability such Party may incur in connection with or as a result of the performance  of  its  obligations  under  this  Agreement.  Such  insurance  coverage  level  shall include, at a minimum:

(i)         Commercial General Liability. Commercial General Liability of not less than one million dollars ($1,000,000.00) for each occurrence and two million dollars ($2,000,000.00) in the aggregate. Commercial General Liability coverage shall be on a coverage form customary and typical for the products Licensee sells and Licensee’s operations. Waiver of subrogation shall be provided in favor of Licensor.   Commercial General Liability insurance shall include additional insured protection in favor of Licensor.

(ii)         Product Liability. Product/Completed Operations Liability limits not less than one million dollars ($1,000,000.00) each occurrence and two million dollars ($2,000,000.00) in the aggregate per product liability coverage in form customary and typical for the products Licensee sells and Licensee’s operations.

(b)       Workers   Compensation   and   Employers   Liability.   Insurance   in compliance with applicable state laws, with employer’s liability limits of not less than the following: Accident - one million dollars ($1,000,000.00) each accident; Disease - one million dollars ($1,000,000.00) each employee;

(c)        Additional Insured. Licensee, and each of its applicable operating subsidiaries, shall name Licensor as an additional insured under the policies referenced above and such coverage shall contain a waiver of subrogation. Upon request, Licensee shall provide  Licensor  with  certificates of  insurance  showing  the  required coverages  and additional insured status. If an insurance policy is to be cancelled or changes are to be made by insured or insurer that will affect the coverage required by this Agreement, such Party shall provide Licensor with at least ten (10) days prior written notice of such cancellation or change.

(d)        Compliance.     Licensee’s compliance with this Section 6.5 in no way affects Licensee’s indemnity obligations under this Agreement, except to the extent that Licensee’s insurance company actually pays Licensor amounts which Licensee would otherwise be obligated to pay to Licensor.

7.         Term and Termination.

7.1       Term. The term of this Agreement will be as specified in Paragraph G, unless it is sooner terminated under this Article 7.

7.2       Termination.

(a)        Immediate Right to Terminate Agreement.

(i)        Each Party shall have the right in its sole discretion to terminate this Agreement immediately upon written notice to the other Parties in the event of an Event of Default, as defined in Paragraph 7.4 below, committed by one of the other Parties.

(ii)       Licensee shall have the right in its sole discretion to terminate this Agreement immediately upon prior written notice to Licensor upon the occurrence of: (A) the commencement of any bankruptcy or insolvency proceeding by or against Licensor or Trans- High; (B) the filing of any articles of dissolution or its equivalent for Licensor or Trans-High; or (C) Licensor or Trans-High is convicted of (or pleads no contest to) any misdemeanor or felony that brings or tends to bring a Licensed Dispensary into disrepute.

(b)      Right to Terminate Subject to Cure. Without limiting Paragraph 7.2(a) and Paragraph 7.4, Licensee will have the right to terminate this Agreement if the Licensor or Trans-High breaches any material term of this Agreement, and Licensor or Trans-High will have the right to terminate this Agreement if the Licensee breaches any material term of this Agreement; provided, that the breaching Party has failed to cure any such breach within sixty (60) days after written notice of breach from the non-breaching Party (unless a different cure period is specifically provided with respect to such breach elsewhere in this Agreement, in which event, the cure period, in any, specified for such breach elsewhere in this Agreement shall apply).

7.3       Effect of Termination.

(a)       Limited Sell-Off Rights.     Upon (a) expiration of this Agreement, Licensee shall have the right, for a period of six (6) months after expiration of this Agreement, or (b) upon termination of this Agreement, Licensee shall have the right, for a period of thirty (30) days after termination of this Agreement; to wind down its operation of Licensed Dispensaries solely if the following conditions are met: (i) Licensee has paid all monies owed to Licensor as of the expiration date; and (ii) Licensee shall continue to adhere during the such six month period to all of the provisions of this Agreement, including, without limitation, those relating to the payment of the License Fees.

(b)      Reversion of Rights.   Upon termination of this Agreement, subject to Section  7.3(a)  above,  all  of  Licensee’s  rights  to  the  use  of  the  Property  pursuant  to  this Agreement or otherwise, all other rights and licenses granted hereunder, and the right and license to conduct business using the Property at any Licensed Dispensary shall revert to Licensor without further act or deed of any Party.

(c)       No Damages for Termination.   No Party shall be liable to any other Party for damages of any kind, including incidental or consequential damages, on account of the expiration or termination of this Agreement, and each Party waives any right it may have to receive any compensation or reparations on account thereof. Without limiting the generality of this paragraph 7.3(c), no Party will be liable to any other Party on account of such expiration or termination, for  reimbursement  of  damages  for  the  loss  of  goodwill,  prospective  profits  or anticipated income, or on account of any expenditures, investments, leases or commitments made by a Party or for any reason whatsoever based upon or growing out of such expiration or termination for cause.

(d)      Non-Exclusive Remedy. The exercise by any Party of any remedy under this  Agreement  will  be  without  prejudice  to  its  other  remedies  under  this  Agreement  or otherwise.

(e)       Survival. Notwithstanding anything else in this Agreement to the contrary, in the event of expiration or termination of this Agreement, each of Licensee and Licensor will remain liable for its respective obligations pursuant to this Agreement or any other agreement between Licensee and Licensor or any affiliate that expressly or by their nature survive the expiration or termination of this Agreement, including, without limitation, accounting and payment of License Fees accrued and owed to Licensor, the provisions relative to confidentiality, any restrictive covenant contained herein, the indemnification provisions herein and any damage or liability resulting from the breach of any representation and warranty made herein. Each party covenants and agrees that, after the Agreement is terminated for any reason, neither it nor any of its respective affiliates shall in any way, directly or indirectly, alone or in concert with other, cause, express or cause to be expressed, orally or in writing, any remarks, statements, comments, or criticisms that disparage, call into disrepute, defame, slander or which can reasonably be construed to be derogatory or critical of, or negative toward the other party or the Property.

(f)       Fees Owing. Upon termination or expiration of this Agreement, any Fees that have accrued at the time of termination or expiration, remain owing to Licensor, including any Renewal Fee that has accrued in the event that Licensee fails to provide notice of exercise of its option to forego the Renewal Term within the time limit set by Paragraph H, and shall be paid to, or as directed by, Licensor on the effective date of such termination or expiration of this Agreement, as the case may be.

7.4       Events of Default. Each and any of the following shall be considered a default or breach under this Agreement (each, an “Event of Default”):

(a)      Licensee fails to pay any Fees when due under this Agreement and such failure has not been cured within thirty (30) days;

(b)     Licensee intentionally understates or underreports any Gross Receipts or License Fees required to be paid pursuant to this Agreement;

(c)      Licensee, Licensor, or Trans-High has any license or permit associated with a Licensed Dispensary or its obligations as contemplated herein (i) revoked, suspended, or otherwise penalized and (ii) such license or permit is not restored and brought into full compliance with applicable law within sixty (60) days thereafter or another license or permit is associated with the Licensed Dispensary in substitution thereof;

(d)       The occurrence of: (i) the commencement of any bankruptcy or insolvency proceeding by or against a Party; or (ii) the filing of any articles of dissolution or its equivalent for such Party, and proceeding or filing has not been dismissed or withdrawn within sixty (60) days;

(e)       Licensee as applicable or any of its affiliates, or any director or officer of Licensee, or any affiliate, is convicted of (or pleads no contest to) any misdemeanor or felony that brings or tends to bring any of the Property into disrepute or impairs or tends to impair the reputation or the goodwill of any of the Property;

(f)        If any owner of, or party with a financial interest in, any operating subsidiary of Licensee, Licensor, or Trans-High is disqualified for any reason under applicable law from owning or having a financial interest in such operating subsidiary under applicable law; provided, however, that Licensee or Licensor, as applicable shall have ninety (90) days after written notice thereof from the applicable governmental authority to purchase the interest of such party or cause such governmental authority to rescind such disqualification;

(g)       If Licensee, Licensor, Trans-High or any operating subsidiary of any of them, as may be applicable, violates applicable law related to the Licensed Dispensary or otherwise to sale or transfer of cannabis, which violation is not cured within sixty (60) days of such violation; provided, however, if such violation is not reasonably capable of being cured within  sixty  (60)  days,  Licensee/Licensor  shall  have  such  additional  period  of  time  as  is reasonably required to cure such violation provided that Licensee/Licensor commences to cure such  violation  with  sixty  (60)  days  and  diligently  prosecutes  the  same  to  completion;  this provision results in an Event of Default, and associated termination rights, only in respect of the state in which the Event of Default occurred;

(h)       Except for an acquisition of Licensee by Red White & Bloom Brands Inc. or an affiliate thereof, if Licensee undergoes a change of control without the prior written consent of Licensor, which consent shall not be unreasonably withheld, or if Licensor or Trans-High undergoes a change of control without the prior written consent of Licensee, which consent shall not be unreasonably withheld, where change of control means: (1) any “person” (as such term is used in Sections 13(d) and 14(d) of the United States Securities Exchange Act of 1934, as amended), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the applicable company representing fifty percent (50%) or more of the total voting power represented by the company’s then outstanding voting securities, whether by tender offer, or otherwise, (2) the consummation of a merger or consolidation of the applicable company with any other entity, other than a merger or consolidation which would result in the voting securities of the company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the company or such surviving entity outstanding immediately after such merger or consolidation;

(i)        Any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision or similar governing entity within the Territory issues a formal recommendation against, denies or revokes the issuance to a Party of a medical or retail cannabis business license, which recommendation cites the participation of any of the owners, directors, officers, members, partners, shareholders, affiliates or employees of such Party as a factor in the decision, or the governmental authority conditions the issuance of a medical or retail cannabis business license on disassociation by a Party from any of its owners, directors, officers, members, partners, shareholders, affiliates or employees, and such Party fails to cure within ninety (90) days after written notice thereof; and

(j)        Licensee, Licensor, or Trans-High materially breaches, Licensee learns that Licensor or Trans-High previously materially breached, or Licensor or Trans-High learns that Licensee previously materially breached, any representation or warranty of this Agreement, provided, that the breaching Party has failed to cure any such breach within sixty (60) days after written notice of breach from a non-breaching Party (unless a different cure period is specifically provided with respect to such breach elsewhere in this Agreement, in which event, the cure period, in any, specified for such breach elsewhere in this Agreement shall apply).

8.         Miscellaneous.

8.1       Duty   of   Confidentiality.   Except   as   specifically   provided   in   this Agreement, each Party agrees to keep strictly confidential all Confidential Information (as defined below) and will not, without the express written authorization of the other Parties, disclose,  copy,  publish,  distribute,  transfer,  market,  use,  misuse,  alter  or  destroy  any Confidential Information to any third person, firm, company, corporation or association for any purpose. Each Party will maintain adequate internal safeguards to protect the Confidential Information of the other Parties, and each Party warrants and covenants to the other Parties that any consultant of such Party who gains access to Confidential Information of the other Parties shall have executed a form of agreement pursuant to which he, she or it is bound by the non-use and non-disclosure obligations of this Paragraph 8.1. Each Party is responsible for a breach of this Paragraph 8.1 by any of its officers, directors, partners, employees, contractors, affiliated companies, subsidiaries, agents and consultants. Each Party further acknowledges and agrees that, if there is any question as to whether or not information obtained by such Party from one of the other Parties constitutes Confidential Information, such Party will confer with the applicable other Party regarding the status of the information prior to any disclosure and such Party will not disclose such information without the express written authorization of the applicable other Party. No Party will make use of the Confidential Information except to meet its obligations or exercise its rights under this Agreement. No Party will permit access to the Confidential Information of the other Parties to any person, company, agency, or other entity that is not authorized in writing by the applicable other Party to have access, observe, review, or receive the Confidential Information. The obligations imposed under this Paragraph 8.1 shall survive the termination of this Agreement.   For purposes of this Agreement, “Confidential Information” shall include (i) the terms of this Agreement, and (ii) any and all confidential and/or proprietary knowledge, data, methodology or information constituting, arising in connection with or relating to a Party that is made available by such Party to the other Party (or Parties, as the case may be) either prior to or after the Effective Date. Except for personally identifiable information, which shall always remain Confidential Information, Confidential Information does not include: (i) information that has become generally known or available to the public through publication or otherwise through no violation of this paragraph 8.1; (ii) information independently developed by a Party without use of Confidential Information of the other Party (or Parties, as the case may be); (iii) information that a Party can demonstrate by written records was known or in the possession of such Party prior to disclosure by the other Party (or Parties, as the case may be); or (iv) information that a Party is required to disclose by court order provided that such Party uses all commercially reasonable efforts to limit such disclosure and to obtain confidential treatment.

The Parties acknowledge that any breach of Confidential Information shall result in immediate and irreparable damage to the discloser of such Confidential Information. The Parties acknowledge and admit that there is not an adequate remedy at law for such failure, and agree that in the event of such breach, the relevant Party shall be entitled to equitable relief by way of temporary and permanent injunction and such other and further relief as any court with jurisdiction may deem just and proper.

8.2       Assignability. No Party may assign any of its rights under this Agreement without the prior written approval of the other Parties. Any attempted assignment in violation of this provision will be void.

8.3       General.   This   Agreement   contains   a   complete   statement   of   all arrangements between the Parties with respect to its subject matter. This Agreement may not be changed or terminated orally and will benefit and be binding upon the Parties' respective permitted successors and assigns, if any. Each Party represents, warrants, and covenants that it is under no legal impediment preventing it from entering into and fully performing this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on any occasion will not be construed as a waiver or limit that Party's right thereafter to insist upon strict adherence to that term or any other term of this Agreement. All waivers must be in writing. If any provision of this Agreement is invalid or unenforceable as applied to any circumstance, the balance of this Agreement, including that provision as applied to other circumstances, will remain in effect.   The Licensee will not be considered as, or hold itself out to be, an agent, partner or joint venturer of the Licensor or Trans-High, neither the Licensor nor Trans-High will be considered as, or hold itself out to be, an agent, partner or joint venturer of the Licensee. The Licensee may not bind the Licensor or Trans-High in any dealings with a third party, and neither the Licensor nor Trans-High may bind the Licensee in any dealings with a third party.   The headings on this Agreement are solely for convenience of reference and will not affect its interpretation. This Agreement will be governed by and construed in accordance with laws of the state of Michigan applicable to agreements made and to be performed in that state.   Each Party consents and agrees that state courts for Michigan will have jurisdiction over it with respect to any dispute or controversy relating to this Agreement, and that process may be served on it in accordance with this Paragraph 8.3. Each Party will be responsible for and bear all of its own costs and expenses (including attorneys’ fees) incurred at any time in connection with pursuing, negotiating or completing this Agreement.

8.4       Regulatory Approval.          The terms of this Agreement shall be subject to approval by Michigan Marijuana Regulatory Agency for Michigan, and subject to approval by the corresponding regulatory authorities in each of Illinois and Florida.   In the event that this Agreement is not approved by the Michigan Marijuana Regulatory Agency or by the corresponding  regulatory  authorities  in  either  of  Illinois  and  Florida,  the  Parties  will  work together to modify the terms to satisfy the requirements of such state or states. The Parties shall provide best commercial efforts to support any appeal or other measures taken by a Party to obtain an approval from the Michigan Marijuana Regulatory Agency or by the corresponding regulatory authorities in either of Illinois and Florida, notwithstanding the previous failure to obtain  approval.    For  the  avoidance  of  doubt,  in  the  event  that  the  Michigan  Marijuana Regulatory Agency or by the corresponding regulatory authorities in either of Illinois and Florida reject this Agreement and the Parties are unable to modify the Agreement for compliance, all consideration paid to Licensor shall remain with Licensor. In the event that the Licensor subsequently grants similar rights within six (6) months of failing to agree to amendments that would otherwise provide for Regulatory Approval, then Licensor shall reimburse all retained consideration that was paid by Licensee for that specific State as the case may be within fifteen (15) calendar days.

8.5       Press Release. Upon full execution of this Agreement by all Parties, the Parties shall agree upon the content of a press release announcing the existence of this agreement and future press release related to the planned opening of the Licensed Dispensaries.

9.         Notices.   All notices, accounting reports and other communications under this Agreement will be in writing and will be considered given when personally delivered or mailed by prepaid certified or registered mail or recognized overnight delivery service, return receipt requested, to the Parties addressed at the applicable address stated in Paragraph B (or at such other address as a Party may specify by notice given to the others).

10.       Agreement Only Upon Full Execution and Delivery. This document will not be binding on a Party or constitute a note or memorandum of the material terms of an agreement until each Party has received a copy signed on behalf of all Parties. This Agreement may be executed in separate counterparts, including by electronic means, and the signing or execution by way of counterpart or by electronic means will have the same effect as the signing or execution of the original.

EXHIBIT “C”

PRODUCT LICENSING AGREEMENT

Attached.

C-1

PRODUCT LICENSING AGREEMENT

THIS AGREEMENT is made and is effective as of the fourth (4th) day of June, 2020.

BETWEEN:

HT RETAIL LICENSING, LLC

(“Licensor”)

- and -

1251881 BC LTD

(“Licensee”)

[The Product Licensing Agreement has been redacted from this agreement]